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October 17, 2022

Via EDGAR Submission

Securities and Exchange Commission

Division of Corporate Finance

Office of Manufacturing

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Kevin Stertzel
Melissa Glimore
Bradley Ecker
Erin Purnell

Re:	Moolec Science SA
Amendment No. 1 to Draft Registration Statement on Form F-4
Submitted September 27, 2022
CIK No. 0001937737

Ladies and Gentlemen:

Moolec Science SA (the “Company”) previously submitted Amendment No. 1 to the draft registration statement on Form F-4 to the Securities and Exchange Commission (the “SEC”) on September 27, 2022 (the “Amended Draft Registration Statement”).

On behalf of the Company, we are writing to respond to the comments set forth in the comment letter (the “Comment Letter”) from the staff of the SEC (the “Staff”) dated October 11, 2022. The Company’s responses below correspond to the captions and numbers of those comments (which are reproduced below in bold). Simultaneously with the submission of this letter, the Company is publicly filing a registration statement on Form F-4 (the “Registration Statement”) in response to the Staff’s comments.

DRS/A filed September 27, 2022

General

1.	We note your response to our prior comment 1. Please include risk factor disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.

In response to the Staff’s comment, the Company has revised its disclosure on page 78 of the Registration Statement.

Q. What equity stake will current LightJump Holders and current Company Shareholders have in Holdco after the Closing?, page 14

2.	We note your response to our prior comment 3 that there are currently no agreements made ancillary to the backstop agreement. Please revise your table in this section to state that, in scenarios where enough shareholders redeem their shares, the assumption that obligations under the Backstop Agreement will be satisfied through a cash contribution to Holdco is subject to change. Please also briefly describe the material terms of your Backstop Agreement, including the Redemption Reversals.

In response to the Staff’s comment, the Company has revised its disclosure on pages 15 and 35 of the Registration Statement to include a summary of the Backstop Agreement’s material terms, including the Redemption Reversals.

Fairness Opinion, page 99

3.	Please attach the fairness opinion in your next amendment.

In response to the Staff’s comment, the Company has revised its disclosure on pages 14 and 103-110 of the Registration Statement to include disclosure related to the fairness opinion and has included the fairness opinion as Annex B.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS, page 119

4.	We note your disclosure that “the business combination could be treated as a “reorganization” within the meaning of Section 368(a)(1)(A)”. Please revise here and on page 19 to state clearly whether the transaction will qualify as a reorganization and provide an opinion as to the material tax consequences of the merger. If there is uncertainty regarding the tax treatment of the transactions, counsel may issue a “should” or “more likely than not” opinion to make clear that the opinion is subject to a degree of uncertainty, and explain why it cannot give a firm opinion. Please revise your risk factor disclosure accordingly. Refer to Section III.C of Staff Legal Bulletin No. 19.

In response to the Staff’s comment, the Company has revised its tax disclosures on pages 19 and 132 to state that the Merger is intended to qualify as a reorganization and if the Merger does not so qualify then the Merger (taken together with the Exchange) is intended to qualify as an exchange governed by Section 351 of the Code. The Company has attached as Exhibit 8.1 a draft legal opinion which opines that the statements in the Registration Statement under the caption “Material U.S. Federal Income Tax Considerations,” addresses the material U.S. federal income tax consequences of the Merger and the redemption of SPAC Common Stock for cash, in each case pursuant to the Business Combination, and is accurate in all material respects. The Company has also adjusted its risk factor disclosure on page 79 in response to the Staff’s comment.

Financial Statements

General, page F-1

5.	We note your response to our prior comment 17 that you have not provided updated financial information in an effort to expedite our review. Please note, we may require additional time to process your filing when updated financial information is provided.

In response to the Staff’s comment, the Company has included all financial information, including all pro forma presentations, required by Regulation S-X. The Company respectfully directs the Staff’s attention to pages 41-60, 81-90 and F-44 – F-68 of the Registration Statement.

* * * * * * * * *

We hope that the above has been responsive to the Staff’s comments. Should you have any questions relating to the foregoing, please feel free to contact the undersigned at (212) 903-9306 or matthew.poulter@linklaters.com.

Yours faithfully,

/s/ Matthew S. Poulter
Matthew S. Poulter, Esq.

cc:	Leib Orlanski, K&L Gates LLP
Leib.Orlanski@klgates.com
(310) 552-5044

Matt Ogurick, K&L Gates LLP
Matthew.Ogurick@klgates.com
(917) 292-3333

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